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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ruane, Cunniff & Goldfarb LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street, Suite 5000
(No. and Street)

New York	NY	10019-2701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg — (212) 829-4604
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name)*

1835 Market Street, 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Ruane, Cunniff & Goldfarb LLC, for the year ended December 31, 2014, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Notary Public 2/23/15

MICHAEL C. VALENTI
Notary Public, State of New York
No. 01VA6168842
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires June 18, 2015

This report** contains (check all applicable boxes):

- ☒ Independent Auditors' report
- ☒ Facing page
- ☒ Statement of Financial Condition
- ☒ Statement of Income
- ☒ Statement of Changes in Member's Equity
- ☒ Statement of Cash Flows
- ☐ Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable)
- ☒ Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934
- ☐ Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
- ☐ Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 (not applicable)
- ☐ A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ☐ A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
- ☒ An Affirmation
- ☒ A Copy of the SIPC Supplemental Report
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal control)
- ☒ Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report
- ☒ Rule 15c3-3 exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ruane, Cunniff & Goldfarb LLC

9 West 57th Street, Suite 5000
New York, New York 10019-2701

February 18, 2014

FINRA/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Herani Dansamo

Gentlemen:

WE, THE UNDERSIGNED, members or allied members of Ruane, Cunniff & Goldfarb LLC (Member Organization) have caused an audit to be made in accordance with prescribed regulations and have arranged for the preparation of a Focus report Part III based upon such audit.

WE HEREBY CERTIFY THAT, to the best of our knowledge and belief, the accompanying Focus Report Part III prepared as of December 31, 2014, represents a true and correct financial statement of our organization and that the Report will promptly be made available to those members and allied members whose signatures do not appear below.

Robert D. Goldfarb
Chairman

Paul Greenberg
Financial Operations Principal

We hereby attest that the accompanying Focus Report Part III as of December 31, 2014 has been audited by us.

BBD, LLP

BBD, LLP

Ruane, Cunniff & Goldfarb LLC
Table of contents
For the Year ended December 31, 2014

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Ruane, Cunniff & Goldfarb LLC

We have audited the accompanying financial statements of Ruane, Cunniff & Goldfarb LLC (the "***Company***"), a Delaware Limited Liability Company, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ruane, Cunniff & Goldfarb LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary schedules titled Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
February 18, 2015

Ruane, Cunniff & Goldfarb LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$6,509,237
Due from clearing broker	15,112
Due from related party	14,825
Other assets	49
Total assets	$6,539,223
Liabilities	
Due to brokers	$ 56,735
Accrued expenses	15,000
Total Liabilities	71,735
Member's Equity	6,467,488
Total liabilities and member's equity	$6,539,223

See accompanying notes to financial statements

Ruane, Cunniff & Goldfarb LLC
Statement of Income
Year ended December 31, 2014

Revenue	
Commissions	$1,929,307
Administrative revenue from related party	1,313,026
Foreign security transaction fees	647,103
Interest income	736
Total revenue	3,890,172
Expenses	
Administrative expenses incurred to related party	1,936,572
Floor brokerage, exchange and clearance fees	748,707
Employee compensation	179,753
Market data	94,963
Technology	90,142
Filing and registration fees	81,084
Professional fees	66,000
Interest expense	2,504
Other expenses	77,758
Total expenses	3,277,483
Income before income tax expense	612,689
Income tax expense	27,572
Net income	$ 585,117

See accompanying notes to financial statements

Ruane, Cunniff & Goldfarb LLC
Statement of Changes in Member's Equity
Year ended December 31, 2014

December 31, 2013	$5,882,371
Net income	585,117
December 31, 2014	$6,467,488

See accompanying notes to financial statements

Ruane, Cunniff & Goldfarb LLC
Statement of Cash Flows
Year ended December 31, 2014

Cash flows from operating activities	
Net income	$ 585,117
Adjustments to reconcile net income to cash flows from operating activities:	
Changes in operating assets and liabilities:	
Due to/from related party	(272,607)
Due from clearing broker	(8,321)
Other assets	(49)
Due to brokers	(40,737)
Cash flows from operating activities	263,403
Net increase in cash and cash equivalents	263,403
Cash and cash equivalents, beginning of year	6,245,834
Cash and cash equivalents, end of year	$6,509,237

See accompanying notes to financial statements

(1) Organization

Ruane, Cunniff & Goldfarb LLC (the "Company") is a Delaware Limited Liability Company. The Company is a wholly owned subsidiary of Ruane, Cunniff & Goldfarb Inc. (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940. The Company is a registered Broker Dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's primary purpose is to provide introducing broker-dealer services to its Parent as well as serve as the distributor of the Sequoia Fund, Inc., an open-ended mutual fund sponsored by the Company's Parent.

(2) Significant Accounting Policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds and short-term, highly liquid investments with original maturities, at the date of purchase, of three months or less in which the Company is exposed to market and credit risk. Cash and cash equivalent balances which are legally restricted from use by the Company are recorded in Other Assets on the Statement of Financial Condition. Cash and cash equivalents are carried at either cost or amortized cost, which approximates fair value due to their short term maturities.

Revenue Recognition

The Company earns commissions and foreign security transaction fees ("Broker-Dealer Revenue") from acting as an introducing broker-dealer. Broker-Dealer Revenue and related clearing and execution expenses are recorded on a settlement-date basis as transactions occur. Broker-Dealer Revenue and related clearing and execution expenses recorded on a trade date basis would not be materially different.

Income Taxes

The Company is a disregarded entity for U.S. tax purposes and generally is not subject to income taxes. The Parent is individually liable for income taxes, if any, on the Company's net taxable income. The Company records tax expense and benefits based on a separate company basis as if it were a stand-alone filing entity.

Accounting Standards Codification ("ASC") 740-10, Income Taxes, provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet the more-likely-than-not recognition threshold at the effective date to be recognized. This interpretation also provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Parent identifies its major tax jurisdictions as U.S. Federal, New York State and New York City. Tax returns for the years ended 2011, 2012and 2013 remain subject to examination by the tax authorities. No examination of the Parent's tax filings is currently in progress. The Company and its Parent are not aware of any tax positions for which it is reasonable possible the total amounts of unrecognized tax benefits will change materially within the next twelve months.

(3) Income taxes

The Company recorded income tax expense of $27,572 for 2014. Due to a reduction in the Parent's tax rate during the latter part of the year, the Company has recorded a related receivable from its Parent of $12,044 which is included in Due from Related Party in the Statement of Financial Condition. See Related Party Transactions Note 4.

The Company accounts for income taxes as prescribed by ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the difference are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company has not recorded any deferred tax assets or liabilities on its Statement of Financial Condition pursuant to ASC 740 at December 31, 2014.

(4) Related party transactions

The Company has an employment agreement with one of its executive officers. The agreement provides for compensation based on a designated percentage of commissions earned by the Company related to clients introduced by the officer. For the year ended December 31, 2014, the Company incurred expenses of $179,753 related to this agreement. No amounts relating to this arrangement are outstanding at December 31, 2014.

In connection with its services, The Company entered into an expense sharing and support agreement with its Parent whereby the Company's Parent agrees to reimburse the Company to the extent the Company's Broker-Dealer related revenues are less than 116% of actual expenses incurred by the Company ("Support Revenue"). Support Revenue earned by the Company during 2014 was $1,313,026 and is included in Administrative Revenue from Related Party of which a receivable of $210,537 is included in Due from Related Party at December 31, 2014.

The Parent provides general and administration services to the Company. These services include, among other things, rent for office space, charges for employee salaries and benefits, equipment usage and other administrative expenses. Charges for such services are based on actual usage or on defined formulas which, in managements view, result in reasonable allocations. During the year ended December 31, 2014, the Company incurred charges totaling $1,936,572 pursuant to these arrangements. Of this amount, a payable of $222,756 was included in Due from Related Party at December 31, 2014. This payable offsets amounts due to the Company from its Parent.

Included in Due from Related Party at December 31, 2014, was a receivable from the Company's Parent for $12,044 relating to the Company's income tax expense. See Note 3 for additional information.

In December 2014, the Company made a payment on behalf of its Parent in the amount of $15,000. This amount was included in Due from Related Party at December 31, 2014.

As of December 31, 2014, outstanding amounts related to the above transactions are recorded in Due from Related Party where the legal right and intention to offset exists. Balances owed to and due from related parties do not bear interest.

(5) Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any material liability arising under these arrangements is remote. No contingent liability has been recorded on the Statement of Financial Condition. In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statements of the Company as of December 31, 2014.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of the greater of $100,000 or 6.67% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $6,341,816, which was $6,241,816 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1 at December 31, 2014.

(7) Financial Instruments with Off-Balance-Sheet Credit Risk

Securities transactions are introduced on a fully disclosed basis with the Company's clearing broker/dealer. The clearing broker/dealer and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker/dealer.

In addition, the Company maintains certain cash and securities accounts with the clearing broker/dealer. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

(8) Subsequent events

The Company reviewed subsequent events occurring through the date that these financial statements were issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.

Ruane, Cunniff & Goldfarb LLC
Schedule I
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2014

Computation of net capital		
Total member's equity		$6,467,488
Less: Non-allowable assets		
Due from related party		(14,825)
Total non-allowable asset deductions		(14,825)
Net capital before haircuts on securities positions		6,452,663
Haircut on securities		(110,847)
Net capital		$6,341,816
Computation of net capital requirement		
Total aggregate indebtedness		$71,735
Net capital requirement (6.67% of aggregate indebtedness)	(A)	$4,782
Minimum dollar net capital requirement	(B)	$100,000
Net capital requirement (greater of (A) or (B))		$100,000
Excess net capital (net capital less net capital requirement)		$6,241,816
Net capital less greater of 10% of aggregate Indebtedness or 120% of (B)		$6,221,816
Computation of aggregate indebtedness		
Total liabilities		$71,735
Ratio of aggregate indebtedness to net capital		0.01 to 1

Note:
No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report (Form X-17A-5 Part IIA) filing as of December 31, 2014, filed on January 12, 2015.

Ruane, Cunniff & Goldfarb LLC
Schedule II
Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2014

The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Pershing LLC, its clearing firm, on a fully disclosed basis.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Ruane, Cunniff & Goldfarb, LLC

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report under which (1) Ruane, Cunniff & Goldfarb LLC (the ***"Company"***) identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (paragraph (k)(2)(ii)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
February 18, 2015

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(ii). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Member of
Ruane, Cunniff & Goldfarb LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (***"SIPC"***) for the fiscal year ended December 31, 2014, which were agreed to by Ruane, Cunniff & Goldfarb LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ruane, Cunniff & Goldfarb LLC's compliance with the applicable instructions of the Form SIPC-7. Ruane, Cunniff & Goldfarb LLC's management is responsible for Ruane, Cunniff & Goldfarb LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 18, 2015